Contact

www.linkedin.com/in/jared-shy (LinkedIn)

Top Skills

Analytical Skills
Big Data Analytics
Data Science

Certifications

Professional Development Certification
National 'D' Soccer License
Goalkeeper 1 & 2 Diploma
Special Topics Diploma - Integrating the Goalkeeper into Team Training

Jared Shy

Soccer Coach with an Analytics background
Pickerington, Ohio, United States

Summary

I'm a coach that strives to create an environment where athletes of all skill levels and backgrounds feel safe, seen, heard, and challenged. Where every athlete feels their individual improvement is important as well as their personal well-being. Where every athlete will be treated fairly, honestly, and respectfully by coaches and teammates. Where athletes feel connected as part of something bigger than themselves. Where athletes will be challenged in an enjoyable atmosphere to learn and grow. Where athletes are engaged and inspired through my words and actions to strive for greatness on and off the field.

Experience

Columbus Eagles FC

Assistant Coach
May 2023 - Present (2 years 6 months)
Central Ohio

Keeperology

Founder, Head Trainer
2019 - Present (6 years)
Central Ohio

Liberty Union High School District

Head Women's Soccer Coach
April 2017 - Present (8 years 7 months)
Central Ohio

LFC United

Assistant Coach & GK Trainer
2020 - 2022 (2 years)
Hilliard, Ohio, United States

Columbus Crew Jr's

Head Coach Girls Elite II
May 2016 - May 2017 (1 year 1 month)
New Albany, Ohio, United States

Fiserv
Senior Data Analyst
August 2012 - March 2017 (4 years 8 months)
Dublin, Ohio, United States

Liberty Union High School District
Head Men's Soccer Coach
June 2007 - November 2015 (8 years 6 months)
Baltimore, Ohio, United States

AllianceData.org
Adaptive Control Analyst
2008 - 2012 (4 years)
Columbus, Ohio, United States

Education

Ohio University
Sports and Lifestyles Studies / Coaching · (August 2022 - May 2024)

Ohio Dominican University
Business Administration and Management, General · (August 1994)